

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

8 January 2008



08000452

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re :   Exemption No. 82-3342
        Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 7 January 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan -   The Bank of New York
                           ADR Department
                           101 Barclay Street, 22W
                           New York
                           NY 10286

PROCESSED
JAN 3 0 2008
THOMSON
FINANCIAL

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448



Form Version V3.0
General Announcement
Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 07/01/2008 06:14:55
PM
Reference No LI-080107-848C0

Submitting Investment Bank/Advisor
(if applicable)
Submitting Secretarial Firm
(if applicable)
Company name *   LION INDUSTRIES CORPORATION BERHAD
Stock name *   LIONIND
Stock code *   4235
Contact person *   Wong Phooi Lin
Designation *   Secretary

Type *   ● Announcement ○ Reply to query
Subject :*   Dealings in Securities by Principal Officers Outside Closed
         Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details
of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a
principal officer of the Company has dealt in the securities of the Company as set out in Table 1
hereunder.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the
appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Exercise pursuant to Executive Share Option Scheme	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Lim Aik Peng	03.01.2008	1.33	10,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

1

Secretary

- 7 JAN 2008

END